UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.

CNPJ/MF nº 02.558.134/0001-58	CNPJ/MF nº 33.000.118/0001-79

Publicly Held	Publicly Held

NOTICE OF MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (together with TNL, the “Companies”), pursuant to CVM Ruling no. 358/02, hereby inform that their respective Boards of Directors have approved, on this date, the implementation of a corporate reorganization related to Way Tv Belo Horizonte S.A. (“Way Tv”), to be held in three steps:

Current structure:

(a) the sale by TNL of shares representing approximately 99,99% of the capital stock of TNL PCS Participações S.A. (holding of Way Tv) to TNL PCS S.A (“Oi Móvel”), for a price based on the Valuation Report prepared by Apsis Consultoria Empresarial from April 2008, which indicated a value for Way Tv between R$100 million and R$117 million;

(b) Merger of TNL PCS Participações S.A. into Oi Móvel; and

(c) Merger of Way Tv into Oi Móvel.

The reorganization, the implementation of which is conditioned to the approval by National Telecommunication Agency (ANATEL), has the following objectives: (i) increase the business efficiency and synergy between the activities developed by Oi Móvel and Way TV and, (ii) allow for the expansion of the offer of convergent services, mainly quadruple play.

The Boards of Directors of the Companies authorized the administrations of their controlled companies to adopt all necessary acts to implement the transactions within the price bracket as established above, including the preparation of an updated Valuation Report of Way TV.

The Companies will maintain its shareholders and the market informed of the conclusion of the abovementioned transactions, as well as of any other events that may impact its terms and conditions.

Rio de Janeiro, September 25, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

José Luís Magalhães Salazar

Investors Relations Officer